

December 1, 2011

<u>Via Email</u>
Mr. Patrick G. Rooney
Chief Executive Officer
Positron Corporation
7715 Loma Ct., Suite A
Fishers, IN 46038

       **Re: Positron Corporation
           Form 10-K for the Year Ended December 31, 2010
           Filed March 31, 2011
           Form 10-K for the Year Ended December 31, 2009
           Filed April 15, 2010
           File No. 000-24092**

Dear Mr. Rooney:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Kevin L. Vaughn

           Kevin L. Vaughn
           Accounting Branch Chief